UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan
December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Cincinnati, Ohio
June 27, 2012

Federal Employer Identification Number: 44-0160260

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value	$24,560,864	$24,662,401
Employer’s contributions receivable	19,288	9,788
Notes receivable from participants	505,249	544,936
Net assets available for benefits, at fair value	$25,085,401	$25,217,125

See Notes to the Financial Statements.

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(1,170,144)	$3,527,219
Interest and dividends	624,438	466,382
Net investment (loss) income	(545,706)	3,993,601

Interest income on notes receivable from participants:	26,508	33,046

Contributions:
Employer	765,391	434,070
Participants	1,395,704	1,313,556
Rollovers	276,899	49,009
Total contributions	2,437,994	1,796,635
	1,918,796	5,823,282

Deductions:
Benefits paid to participants	1,984,005	2,173,763
Administrative expenses	66,515	34,919
Total deductions	2,050,520	2,208,682

Net (decrease) increase	(131,724)	3,614,600
Net assets available for benefits, beginning of year	25,217,125	21,602,525
Net assets available for benefits, end of year	$25,085,401	$25,217,125

See Notes to the Financial Statements.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 1.	Description of the Plan
The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (“the Plan”) and provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.
General
The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of its eligible employees age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Reliance National Trust Company is the trustee and serves as the custodian of the Plan.
The Plan consists of both an Employee Stock Ownership Plan (“ESOP”) component and a non-ESOP component. Peoples intends both components together to constitute a single plan under U.S. Treasury Regulation Section 1.414(1)‑1(b)(1). Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP component in the same manner as those provisions apply to the non-ESOP component, except to the extent that those provisions by their terms are inapplicable to the ESOP component.
Employee Stock Ownership Plan
The ESOP component of the Plan is not leveraged and is designed to invest primarily in Peoples Bancorp Inc. Common Stock. The ESOP component consists of the portion of the assets of the Plan that are invested in the Peoples Bancorp Inc. Common Stock Fund. The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7).
Contributions
The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation.  Employee rollover contributions are also permitted to be made to the Plan.   In 2010, Peoples made matching contributions of 100% of the employees' salary deferral amounts up to 2% of the employees' compensation.  For 2011, Peoples made matching contributions equal to 100% of the employees' salary deferral amounts up to 3% of the employees' compensation and 50% of the employees' salary deferral amounts on the next 2% of the employees' compensation. Peoples' profit-sharing contributions are discretionary as determined by the Peoples' Board of Directors (none were made in 2011 and 2010).  Contributions are subject to certain limitations.
Participant Investment Account Options
Investment account options available include various funds. Participants direct the investment of their contributions and Peoples' matching contributions into any of the separate investment accounts and may change their allocations daily.
The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Participant Accounts
Each participant's account is credited with the participant's contribution, Peoples' contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions as well as Peoples' matching and profit sharing contributions plus earnings thereon.
Payment of Benefits
Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his or her account or monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy.
Participant Loans
The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five year term with approval from the Plan Administrator) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.
All interest accrued but not collected for loans placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Plan Termination
Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 2.	Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of the financial statements:
Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investments and Income Recognition
Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The investment in Peoples Bancorp Inc. Common Stock, has been unitized and is comprised of cash and Peoples Bancorp Inc. Common Stock. The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions. At December 31, 2011 and 2010, these units are comprised of 223,563 and 210,217 shares of Peoples Bancorp Inc. Common Stock and cash of $184,304 and $149,391, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter on January 30, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan (and the related trust) are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 3.	Investments
The Plan's investments are held by a bank-administered trust fund. The following table presents those investments that represent 5% or more of the Plan's total assets, at fair value:

	2011	2010
Mutual funds:
Fidelity Retirement Government Money Market Fund	$2,252,351	$2,434,814
Vanguard Total Stock Market Index Fund	2,127,226	1,844,188
Columbia Acorn Fund	1,965,499	2,185,178
T.Rowe Price Balanced Fund	1,902,264	2,027,506
Vanguard Primecap Core Fund	1,802,831	1,897,947
PIMCO Low Duration D Fund	1,676,172	(a)
Mainstay Large Cap Growth-I Fund	1,595,761	(a)
Harbor International Fund	1,467,314	1,772,596
Columbia Mid Cap Index Fund Z	1,335,561	1,562,787
PIMCO Total Return D Fund	1,284,219	(b)
American Growth Fund of America	—	1,658,785

Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	3,500,609	3,438,705

(a) The investment is new to the Plan for the respective year.
(b) The investment comprised less than 5% of the Plan's total assets at the respective year-end.
The following table details the net appreciation or depreciation of the Plan's investments during the year ended December 31, 2011, including realized gains and losses on those investments bought and sold during the year:

	2011	2010
Mutual funds:
Blended Funds	$(347,137)	$1,269,726
International Funds	(264,569)	175,853
Large Cap	(164,212)	—
Mid Cap	(141,875)	291,480
Small Cap	(109,013)	220,353
Income Funds	13,357	172,124

Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	(156,695)	1,397,683
Net appreciation (depreciation) in fair value	$(1,170,144)	$3,527,219

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 4.	Fair Value Measurements
The measurement of fair value under US GAAP uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active exchange markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.
The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the valuation hierarchy:
Mutual Funds: These investments are valued using quoted prices in an active market and classified within level 1 of the valuation hierarchy.
Peoples Bancorp common stock units: Peoples Bancorp common stock units are held in a unitized fund and are comprised of cash and common stock in Peoples Bancorp, Inc. The underlying common stock is valued at the closing price of the common stock reported on the NASDAQ Stock Market LLC under the symbol “PEBO” and is classified within level 1 of the valuation hierarchy.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Investments measured at fair value on a recurring basis comprised the following at December 31:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
2011
Mutual funds:
Blended Funds	$13,430,195	$—	$—	$13,430,195
Income Funds	1,775,658	—	—	1,775,658
International Funds	1,671,253	—	—	1,671,253
Large Cap	1,595,761	—	—	1,595,761
Mid Cap	1,392,654	—	—	1,392,654
Small Cap	1,194,734	—	—	1,194,734
Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	3,500,609	—	—	3,500,609
Total	$24,560,864	$—	$—	$24,560,864

2010
Mutual funds:
Blended Funds	$14,669,946	$—	$—	$14,669,946
International Funds	1,787,847	—	—	1,787,847
Mid Cap	1,619,891	—	—	1,619,891
Income Funds	1,753,918	—	—	1,753,918
Small Cap	1,392,094	—	—	1,392,094
Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	3,438,705	—	—	3,438,705
Total	$24,662,401	$—	$—	$24,662,401

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 5.	Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such employer or employee association, or relatives of such persons.
The Plan holds common stock of Peoples Bancorp Inc., which is the plan sponsor. The Plan also invests in certain funds of the Plan trustee. Certain administrative services are provided at no cost to the Plan by Peoples. The Plan paid $62,518 and $33,320 of record keeping fees to The Hartford during 2011 and 2010, respectively.

Note 6.	Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 7.	Current Economic Conditions
The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.
Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

(a)(b) Identity of Issuer	(c) Description of Investment		(e) Current Value
Allianz NFJ Small Cap Value Instrument	4,767	units	$139,110
American Century Mid Cap Value Investment	4,884	units	57,092
American Century Strategic Allocation Conservative Fund	17,568	units	96,800
American Century Strategic Allocation Aggressive Fund	68,465	units	503,900
American Century Strategic Allocation Moderate Fund	53,476	units	342,245
American Century Equity Income Fund Investment	13,684	units	99,486
Blackrock Global Allocation-I Fund	9,981	units	182,054
Blackrock U.S. Opportunities Instrument	4,655	units	155,885
Columbia Acorn Fund	71,317	units	1,965,499
Columbia Mid Cap Index Fund-Z	125,170	units	1,335,561
Fidelity Advisor Small Cap-I	7,731	units	175,727
Fidelity Retirement Government Money Market	2,252,351	units	2,252,351
Fidelity Spartan International Index Investment	736	units	21,885
Harbor International Fund	27,975	units	1,467,314
Mainstay Large Cap Growth-I Fund	225,709	units	1,595,761
* Peoples Bancorp Stock	364,116	units	3,500,609
PIMCO Low Duration D Fund	162,893	units	1,676,172
PIMCO Total Return D	40,807	units	1,284,219
T Rowe Price Balanced Fund	100,436	units	1,902,264
T Rowe Price Retirement 2005	447	units	4,999
T Rowe Price Retirement 2010	2,381	units	35,759
T Rowe Price Retirement 2015	732	units	8,479
T Rowe Price Retirement 2020	11,368	units	180,871
T Rowe Price Retirement 2025	17,241	units	199,650
T Rowe Price Retirement 2030	8,919	units	147,518
T Rowe Price Retirement 2035	6,493	units	75,706
T Rowe Price Retirement 2040	9,127	units	151,238
T Rowe Price Retirement 2045	6,713	units	74,049
T Rowe Price Retirement 2050	12,833	units	118,706
Vanguard Primecap Core Investment	133,642	units	1,802,831
Vanguard Small Cap Index	26,360	units	879,898
Vanguard Total Stock Market Index Fund	67,984	units	2,127,226
* Participant loans (Interest rates ranging from 5.25% to 10.25%)			505,249
Assets held at end of year			$25,066,113

* Parties-in-interest

Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date:	June 27, 2012	By:	/s/ TYLER WILCOX
Tyler Wilcox
Vice President, Director of Human Resources
Chairperson, Retirement Plan Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.